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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

TDC A/S
(Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value DKK5 each
(Title of Class of Securities)

ISIN DK0010253335
(ISIN Number of Class of Securities)

Amercian Depositary Shares (representing ordinary shares),
(Title of Class of Securities)

87236N102
(CUSIP Number of Class of Securities)

Lawrence H. Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$11,990,398,360	$1,282,973.00

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 198,375,177 shares of TDC A/S of DKK5 each, at a purchase price of DKK382 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 30, 2005 of $1=DKK6.3200.

**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to .010700% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,282,973.0

Form or Registration No.: Schedule TO

Filing Party:	Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

Date Filed: December 2, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 5 to Schedule TO amends and supplements the Schedule TO originally filed by Nordic Telephone Company ApS and the other offerors (the "Offerors") on December 2, 2005 (as it may be amended or supplemented from time to time, the "Schedule TO"). The Schedule TO relates to the offer by Nordic Telephone Company ApS, a private limited liability company (the "Bidder"), to purchase all shares of DKK5 each ("TDC Shares"), and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S, a Danish public limited company organized under the laws of Denmark, at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document, published on December 2, 2005 (as it may be amended or supplemented from time to time, the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on December 2, 2005, and, where applicable, the related Form of Acceptance (included in the Offer Document) and Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on December 2, 2005.

        Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET

        Item 1 of the Schedule TO is hereby amended and supplemented as follows:

Dividends

        The answer to the question captioned "How will the Tender Offer affect the payment of dividends by TDC?" in Section 1, "Summary of the Tender Offer" is supplemented by inserting, after the sentence that reads "If TDC declares and pays dividends or makes other distributions to its shareholders prior to settlement of the Tender Offer, the Offer Price to be paid pursuant to the Tender Offer will be reduced by the amount per TDC Share of such dividend or other distribution (DKK for DKK), and a corresponding reduction of the Offer Price for the TDC ADSs will be made.", the following:

        If such a dividend or distribution is declared or paid, the Bidder will promptly issue an announcement through the Copenhagen Stock Exchange and by means of a press release made through the Dow Jones news service and/or PR Newswire setting forth the amount of the reduction of the Offer Price for the TDC Shares and TDC ADSs.

        The fourth paragraph of Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Offer Price", of the Offer Document is supplemented by inserting, after the sentence that reads "If TDC declares and pays dividends or makes other distributions to its shareholders prior to settlement of the Tender Offer, the Offer Price to be paid pursuant to the Tender Offer will be reduced by the amount per TDC Share of such dividend or other distribution (DKK for DKK) and a corresponding reduction of the Offer Price for the TDC ADSs will be made." the following:

        If such a dividend or distribution is declared or paid, the Bidder will promptly issue an announcement through the Copenhagen Stock Exchange and by means of a press release made through the Dow Jones news service and/or PR Newswire setting forth the amount of the reduction of the Offer Price for the TDC Shares and TDC ADSs.

Settlement and Tendering of TDC Shares and TDC ADSs

        The answer to the question captioned "How do I tender my TDC Shares or TDC ADSs?" in Section 1, "Summary of the Tender Offer" is supplemented by inserting, after the sentence that reads "The shareholders or ADS holders bear the risk of timely receipt by the Danish Settlement or the U.S. Settlement Agent of any acceptances.", the following:

        Accordingly, Holders of TDC Shares and ADS Holders are advised to tender during business hours on 11 January 2006, as it may be impractical to tender thereafter.

        Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Acceptance Procedure", of the Offer Document is supplemented by inserting, in the third paragraph thereof after the sentence that reads "Holders of TDC Shares should note that acceptance must be notified to their own custodian bank or stockbroker in due time to allow the custodian bank or stockbroker to process and communicate the acceptance to the Danish Settlement Agent before the Offer Period expires.", the following:

        Accordingly, Holders of TDC Shares and ADS Holders who wish to accept the Tender Offer are advised to tender during business hours on 11 January 2006, as it may be impractical to tender thereafter.

        Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Acceptance Procedure", of the Offer Document is supplemented by inserting, in the eleventh paragraph thereof after the sentence that reads "In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgement of receipt of documents will be given by, or on behalf of, the Bidder.", the following:

        Accordingly, Holders of TDC Shares and ADS Holders who wish to accept the Tender Offer are advised to tender during business hours on 11 January 2006, as it may be impractical to tender thereafter.

Interest of the Bidder in TDC and Agreements with TDC or shareholders of TDC

        The answer to the question captioned "Do you have any agreements with respect to the Tender Offer with TDC or any shareholders of TDC?" in Section 1, "Summary of the Tender Offer", of the Offer Document is supplemented by inserting, after the sentence that reads "The Sponsors have also entered into a Confidentiality and Standstill Agreement with TDC, dated 17 October 2005.", the following:

        On December 21, 2005, Nordic Telephone Company Holding ApS commenced the Invitation and Solicitation in all material respects in accordance with the provisions of the Offer Document described in Section 3, "Background to and reasons for the Tender Offer and prospects for TDC—Intentions of the Bidder with regard to TDC—Refinancing of Existing Debt and other Material Change in Indebtedness." In connection with the Invitation and Solicitation, TDC and Nordic Telephone Company Holding ApS entered into an agreement as of December 21, 2005 providing, among other things, for TDC to deliver notices requesting meetings of the holders of the TDC MTNs to be convened for purposes of considering the amendments to the terms of the TDC MTNs proposed by Nordic Telephone Company Holding ApS.

        Section 10, "Description of the Bidder and acquisition entities", of the Offer Document is supplemented by inserting under the heading "Interest of the Bidder in TDC and Bidder's Agreements with TDC", after the sentence that reads "Certain of the Sponsors (acting separately) signed confidentiality agreements and participated in the early stages of the process that led to TDC's sale of TDC Directories. See Section 6, "Description of TDC.""the following:

        On December 21, 2005, Nordic Telephone Company Holding ApS commenced the Invitation and Solicitation in all material respects in accordance with the provisions of the Offer Document described in Section 3, "Background to and reasons for the Tender Offer and prospects for TDC—Intentions of the Bidder with regard to TDC—Refinancing of Existing Debt and other Material Change in Indebtedness." In connection with the Invitation and Solicitation, TDC and Nordic Telephone Company Holding ApS entered into an agreement as of December 21, 2005 providing, among other things, for TDC to deliver notices requesting meetings of the holders of the TDC MTNs to be convened for purposes of considering the amendments to the terms of the TDC MTNs proposed by Nordic Telephone Company Holding ApS.

 ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

        The last sentence of paragraph 2 under the heading "The Bidder" in Section 10, "Description of the Bidder and acquisition entities", of the Offer Document is amended as follows:

        Permira Europe II L.P. 1, Permira Europe II L.P. 2, Permira Europe II C.V.3, Permira Europe II C.V.4, Permira Europe II Co-Investment Scheme and Schroder Ventures Investments Limited have become indirect shareholders of the Bidder.

        KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Providence Equity Offshore Partners IV L.P. and Providence Equity Operating Partners IV L.P. are expected to become indirect shareholders of the Bidder at or prior to completion of the Tender Offer.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4(a)(i) of Schedule TO is hereby amended and supplemented as described in the paragraphs entitled "Dividends" and "Settlement and Tendering of TDC Shares and TDC ADSs" in this Amendment No. 5 to Schedule TO.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Item 6 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

        On December 21, 2005, Nordic Telephone Company Holding ApS commenced the Invitation and Solicitation in all material respects in accordance with the provisions of the Offer Document described in Section 3, "Background to and reasons for the Tender Offer and prospects for TDC—Intentions of the Bidder with regard to TDC—Refinancing of Existing Debt and other Material Change in Indebtedness." The Invitation and Solicitation are scheduled to expire on February 2, 2006, unless extended.

        In connection with the Invitation and Solicitation, TDC and Nordic Telephone Company Holding ApS entered into an agreement as of December 21, 2005 providing, among other things, for TDC to deliver notices requesting meetings of the holders of the TDC MTNs to be convened for purposes of considering the amendments to the terms of the TDC MTNs proposed by Nordic Telephone Company Holding ApS. A copy of this agreement is attached as Exhibit (a)(5)(F) to this Amendment No. 5 to Schedule TO and is incorporated herein by reference. The foregoing description of such agreement is qualified by such reference.

        The Invitation and Solicitation are being made only outside the United States and this disclosure does not constitute an offer to buy or the solicitation of an offer to sell any TDC MTNs.

ITEM 11. ADDITIONAL INFORMATION

        Item 11(a)(2) of Schedule TO are hereby amended and supplemented as described in paragraph 1 of the Press Release attached hereto as Exhibit (a)(5)(E).

        Item 11(b) of Schedule TO is hereby amended and supplemented as follows:

        Section 2, "General Information—Translation", of the Offer Document is supplemented by adding, after the sentence that reads "This Offer Document exists both in a Danish version and an English version. In cases of inconsistencies between the Danish text and the English text, the Danish text shall prevail." the following:

        Notwithstanding that the Danish text will prevail in the event inconsistencies between the Danish text and the English text, for purposes of the U.S. federal securities laws, rules, regulations and interpretations of the SEC and the staff thereof, the English text can be relied upon.

 ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(E)	Press Release of the Bidder, dated December 22, 2005.
(a)(5)(F)	Agreement between TDC A/S and Nordic Telephone Company Holding ApS, dated December 21, 2005.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005

NORDIC TELEPHONE COMPANY APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone FI Communications Associates (Cayman) Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone LR Associates (Cayman) IV Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person

Signed by
for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR European Fund II, Limited Partnership By: KKR Associates Europe II, Limited Partnership, its general partner By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Europe II, Limited Partnership By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Millennium Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by for and on behalf of KKR Europe II Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 1)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 2)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.3 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.4 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Premira (Europe) Limited as managers of	) Alistair Boyle
Premira Europe II Co-Investment Scheme	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
SV (Nominees) Limited as nominee for	) Alistair Boyle
Schroder Ventures Investments Limited	) Alternate Director

Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 1,	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 2	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P.	) Alistair Boyle
acting by its general partner	) Alternate Director
Permira (Europe) Limited	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira (Europe) Limited	) Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By:	Providence Equity Offshore GP V L.P., the General Partner
	By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.
By:	Providence Equity Offshore GP IV L.P., the General Partner
	By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP V L.P.
By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP IV L.P.
By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person
For and on behalf of Apax Europe VI-GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Europe VI GP, Co. Ltd.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person

Exhibit Index

Exhibit No.	Description
(a)(5)(E)	Press Release of the Bidder, dated December 22, 2005.
(a)(5)(F)	Agreement between TDC A/S and Nordic Telephone Company Holding ApS, dated December 21, 2005.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
SIGNATURES
Exhibit Index